UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.1

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

NuGenerex Immuno-Oncology, Inc.

(Exact name of registrant as specified in its charter)

Delaware	04-3208418
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10102 USA Today Way, Miramar, Florida 33025

(Address of principal executive offices) (Zip code)

(416) 364-2551

(Registrant’s telephone number, including area code)

Securities to be Registered Under Section 12(b) of the Act: None

Securities to be Registered Under Section 12(g) of the Act:

Common Stock, Par Value $0.001

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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Introductory Comment

We are filing this General Form for Registration of Securities on Form 10 to register our common stock pursuant to Section 12(g) of the Exchange Act. Once this registration statement is deemed effective, we will be subject to the requirements of Section 13(a) under the Exchange Act, which will require us to file annual reports on Form 10-K (or any successor form), quarterly reports on Form 10-Q (or any successor form), and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

Throughout this registration statement, unless the context otherwise requires, the terms “NGIO,” “we,” “us,” “our,” the “Company” and “our company” refer to NuGenerex Immuno-Oncology, Inc., a Delaware corporation, formerly Antigen Express, Inc.

Cautionary Note Regarding Forward-Looking Statements

This registration statement on Form 10 contains “forward-looking statements” concerning our future results, future performance, intentions, objectives, plans, and expectations, including, without limitation, statements regarding the plans and objectives of management for future operations, any statements concerning our proposed services, any statements regarding future economic conditions or performance, and any statements of assumptions underlying any of the foregoing. All forward-looking statements included in this document are made as of the date hereof and are based on information available to us as of such date. We assume no obligation to update any forward-looking statements. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “will,” “expects,” “plans,” “probable,” “possible,” “anticipates,” “intends,” “believes,” “estimates,” “should,” “potential,” or “continue,” or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Future financial condition and results of operations, as well as any forward-looking statements are subject to inherent risks and uncertainties, including those discussed elsewhere in this Form 10.

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Item 1. Business.

Corporate History

NuGenerex Immuno-Oncology, Inc., a Delaware corporation formed on October 8, 1993 and formerly known as Antigen Express, Inc. (“NGIO”) is an oncology company focused on the modulation of the immune system to treat cancer. To that end, we are developing immunotherapeutic products and vaccines based on our proprietary, patented platform technology, Ii-Key. The Ii-Key is a peptide derived from the major histocompatibility complex (“MHC”) Class II associated invariant chain (Ii) that regulates the formation, trafficking, and antigen-presenting functions of MHC class II complexes, essential for the activation of T cells in the immune response. T cells recognize antigenic epitopes when they are ‘presented’ to them by specific molecules, termed (MHC) on the surface of infected or malignant cells. This interaction activates the T cells, stimulating a multicellular cascade of actions that eliminates the diseased cell and protects against future disease recurrence.

All of our capital stock was acquired by Generex Biotechnology Corporation (“Generex”) in August of 2003. Generex currently owns approximately 90.41% of our common stock.

Business Overview

NGIO is an oncology company focused on the modulation of the immune system to treat cancer. To that end, we are developing immunotherapeutic products and vaccines based on our proprietary, patented platform technology, Ii-Key. The Ii-Key is a peptide derived from the major histocompatibility complex (MHC) Class II associated invariant chain (Ii) that regulates the formation, trafficking, and antigen-presenting functions of MHC class II complexes, essential for the activation of T cells in the immune response. T cells recognize antigenic epitopes when they are ‘presented’ to them by specific molecules, termed (MHC) on the surface of infected or malignant cells. This interaction activates the T cells, stimulating a multicellular cascade of actions that eliminates the diseased cell and protects against future disease recurrence. We have developed a number of Ii-Key Hybrid peptides for the immunotherapeutic targeting of tumor associated antigens (TAAs) in cancer and for vaccines against infectious diseases. Ii-Key hybrid peptides can also be used to selectively activate Th2 responses and thereby induce tolerance to antigens involved in harmful immune reactions, with therapeutic applications in major market segments including diabetes, arthritis, allergy, transplant rejection, and other autoimmune diseases. We have been established to not only to advance the Ii-Key core technology, but also to expand our portfolio in the field of immunotherapy and personalized medicine through partnerships and acquisitions.

AE37 – Ii-Key/HER2/neu Hybrid Immunotherapeutic Vaccine

NGIO is currently developing AE37 (Ii-Key-HER2/neu peptide immunotherapeutic vaccine) for the treatment of cancer, including breast, bladder, prostate, and potentially other indications. In 2005 and 2006, the company conducted a Phase I trial of AE37 in breast cancer. NGIO has also conducted a Phase II trial of AE37 for prevention of recurrence of breast cancer. The company is currently working with the National Surgical Bowel & Breast Project (NSABP) to conduct a Phase II trial of AE37 in combination with Merck’s Keytruda (pembrolizumab) for the treatment of triple negative breast cancer. Details of the AE37 clinical trials are provided in the following paragraphs.

Our most advanced immunotherapy vaccine is AE37, an Ii-Key-Hybrid molecule that contains the HER2/neu antigenic peptide linked to the Ii-Key to enhance immune stimulation against HER2, which is expressed in numerous cancers, including breast, prostate, and bladder cancers. In 2006 we completed a Phase I clinical trial of AE37 in breast cancer, including a phase Ib safety and immunology study of AE37 in combination with GM-CSF in 16 breast cancer patients who had completed all first-line therapies and who were disease-free at the time of enrollment to the study (Holmes et al. Results of the first phase I clinical trial of the novel Ii-Key hybrid preventive HER-2/neu peptide (AE37) vaccine. J Clin Oncol 2008;26:3426-33). The subjects of the trial were given intradermally 500 micrograms of AE37 and 125 micrograms of GM-CSF or 1000 micrograms AE37 without GM-CSF. The phase I trial was conducted by Dr. George Peoples, MD from 2005 through 2006 at the Walter Reed Army Medical Center in Washington D.C. Both the primary endpoint of safety and the secondary endpoint of immunogenicity were achieved. No serious adverse events were reported in this trial.

In April of 2007 we commenced  a Phase IIb trial of AE37 in combination with GM-CSF on 300 patients that was completed in November of 2019 in the prevention of cancer recurrence in women who were at high risk of recurrence after undergoing successful primary standard of care breast cancer therapies and were disease free at time of enrollment. The dosages of 500 microns and 125 microns was administered intradermally. The trial was conducted by Dr. Elizabeth A. Mittendorf, MD, F.A.C.S. at 14 sites both in the US and Europe.  The subjects of the trial were given intradermally 500 micrograms of AE37 combined with 125 micrograms GM-CSF. Both the primary endpoint of safety and the secondary endpoint of immunogenicity were achieved.  The results of the Phase IIb clinical trial for the prevention of recurrence of breast cancer were published on April 22, 2020 in the peer-reviewed journal, Breast Cancer Research & Treatment (the “Peer-reviewed Publication”). In the AE37 arm of this trial, the investigators found that patients with advanced stage, HER2 low-expression, and triple negative breast cancer may benefit from AE37 vaccination, and those with both advanced stage and low HER2 expression have a significant clinical benefit to AE37 vaccination, demonstrating earlier DFS plateau may be maintained for up to the ten years of follow-up. There were two serious adverse events in this phase II trial. There was a grade 3 serious adverse event reported for a patient in the GM-CSF arm of the trial that had a drop in ejection fraction from 50% to 45% more than two months after completion of protocol treatments. It was noted that the patient had received one full year of Herceptin adjuvant treatment prior to starting on any protocol treatments, and had reported a similar ejection fraction decline episode in while on Herceptin treatment. Another patient in the AE37 plus GM-CSF arm had serious, unexpected grade 2 bladder pain that the investigator considered serious. The investigators concluded in the Peer-reviewed publication that the similar toxicity profiles between the AE37/GM-CSF treatment and GM-CSF alone control groups indicate that the majority of the toxicity can be attributed to the immunoadjuvant, GM-CSF.

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Based on the results from the Phase II trial described above, NGIO entered into a Clinical Trial Collaboration and Supply Agreement (the “Collaboration Agreement”) on June 28, 2017 with Merck Sharpe & Dohme B.V. (“Merck”) to evaluate the safety and efficacy of AE37 in combination with the anti-PD-1 therapy, KEYTRUDA (pembrolizumab) in patients with metastatic triple-negative breast cancer. NGIO is sponsoring the NSABP FB-14 clinical trial protocol. Since then, the Company has initiated the study at 5 clinical research sites, and completed the first 3-patient safety cohort to allow for expanded enrollment. The Phase II trial began enrolling patients in September of 2019, and is expected to enroll 29 patients; however, the SARS-CoV-2 epidemic has temporarily paused enrollment. The Collaboration Agreement provides for NGIO to sponsor the study and to make the regulatory filings for approval of the trial. Merck will supply NGIO with Keytruda® for the trial. NGIO will provide its AE37 cancer vaccine and will generally be responsible for the costs of the trial. All Clinical Data shall be jointly owned by NGIO and Merck. Merck and NGIO assigned to each other an undivided one-half interest in, to and under the Clinical Data. The trial will require additional funding estimated at roughly $1.5 million over the next three years. In connection with the Collaboration Agreement, on November 20, 2018, NGIO entered into a Clinical Trial Agreement (the “Clinical Trial Agreement”) with NSABP Foundation, Inc. (“NASBP”), which provides for NASBP conducting a Phase II trial clinical trial on the safety and efficacy of AE37 in combination with KEYTRUDA (pembrolizumab) as described above. NGIO has also signed a Pharmacovigilance Agreement among Merck, NSABP and NGIO to ensure the clinical monitoring of the trial.

The FB-14 is an open label, phase II study using pembrolizumab in combination with AE37 peptide vaccine (AE37) in patients with metastatic triple-negative breast cancer. This study will have a Simon two-stage design. In Stage I (safety cohort), 13 patients will receive combination therapy of AE37 vaccine (without granulocyte macrophage-colony stimulating factor GM-CSF adjuvant) 1000 micrograms in two split intradermal injections on Day 1 of cycles 1 through 5 and pembrolizumab 200 mg intravenous infusion (IV) given Day 1 of each cycle for 2 years (1 cycle equals 21 days). As the clinical trial continues, NGIO will be obligated to pay NSABP, pursuant to the Clinical Trial Agreement, additional amounts during each completed phase in the increments and at the times set forth in the agreement in four primary phases: Start-Up Activities, Accrual and Treatment Period, Follow-up Period and Primary Endpoint. The future payments required under the Clinical Trial Agreement will be funded through the proceeds received from a licensing agreement with Shenzhen BioScien Pharmaceuticals Co., Ltd., (“Shenzhen”) described below.  All Clinical Data shall be jointly owned by NGIO and Merck.

In addition to the breast cancer program, NGIO completed a Phase I clinical trial of AE37 in combination with GM-CSF in prostate cancer in April of 2009. This Phase I trial commenced in November of 2007 and enrolled thirty-two HER-2/neu+, castrate-sensitive, and castrate-resistant prostate cancer patients to demonstrate safety and strong immunological response to AE37. The trial was administered by Dr. Sonya Perez, MD and Dr. Anastastios Thanos, MD, PhD at the Saint Savas Cancer Hospital in Athens, Greece. Both the primary endpoint of safety and the secondary endpoint of immunogenicity were achieved. There were no serious adverse events. We are advancing AE37 for the treatment of prostate cancer through a License and Research Agreement (the “License Agreement”) dated November 29, 2017 with Shenzhen. Under the License Agreement, NGIO granted Shenzhen an exclusive license (the “License”) to use NGIO’s patents, know-how, data and other intellectual property relating to NGIO’s AE37 peptide to develop and sell products for the prevention and treatment of prostate cancer in China (including Taiwan, Hong Kong and Macau). In exchange for exclusive rights to AE37 for prostate cancer in China, Shenzen is financing and conducting the Phase II and Phase III trials globally under International Commission on Harmonization (“ICH”) guidelines, with us retaining the rights to all clinical data for regulatory submissions and commercialization in the rest of the world outside China. Further, Shenzhen has agreed, inter alia, to the following financial consideration:

•	a $700,000 non-refundable initial payment;
•	milestone payments of $1,000,000 each upon completion of Phase II and Phase III studies;
•	a milestone payment of $2,000,000 upon regulatory approval of a product covered by the License; and
•	a 10% royalty on net sales, provided the patents are in force and there are no approved generic equivalents.

Shenzhen, generally, will be responsible for conducting clinical trials, securing Chinese regulatory approvals, and marketing in China for all products developed under the License Agreement.

In exchange for exclusive rights to AE37 for prostate cancer in China, Shenzen is financing and conducting the Phase II trials in the European Union and Phase III trials globally under ICH guidelines, with NGIO retaining the rights to all clinical data for regulatory submissions and commercialization in the rest of the world outside China. . If Shenzhen Bioscien is successful in completing positive results in the prostate cancer development program, we will evaluate the data and make determinations on a commercialization strategy.

In addition to the AE37 clinical program in cancer, NGIO has conducted a Phase I clinical trial of an Ii-Key-H5N1 peptide vaccine for avian influenza. The trial was conducted by Dr. Alexander Abdelnoor, MD in 2007 and 2008 in Lebanon at the Lebanese Canadian Hospital, enrolling 120 subjects who were randomized to receive intramuscularly 500 micrograms of Ii-Key peptide vaccine or placebo. Ten Ii-Key-H5N1 epitope peptides were tested for safety and immunogenicity (10 subjects per cohort). The trial demonstrated the safety and measured T-Cell responses to the Ii-Key peptides. After the Phase I trial was completed, however, interest in the avian influenza vaccine waned because the virus disappeared before becoming a serious global pandemic. The pandemic flu research program was discontinued following the swine flu scare, which faded into the background ten years ago.

We plan to continue the development of AE37 for breast, prostate and other cancers including bladder cancer. Upon funding we plan to initiate a Phase II trial of AE37 in bladder cancer at a premier cancer institute. Discussions on confidential trial design and conduct are ongoing.

In regard to commercialization of AE37 in cancer, NGIO plans to identify and engage pharmaceutical companies like Merck that have checkpoint inhibitors; there are currently six pharmaceutical companies with approved checkpoint inhibitor products on the market. The goal is to partner the Ii-Key vaccines either through co-development, licensing, or sale of the product to a major pharmaceutical company that has the financial, operational, and commercial resources to fund at least $200,000,000 for research, development, manufacturing, marketing and sales typically required to bring immunotherapeutic cancer products to market. If we are unable to identify a large pharmaceutical company as a partner, we will have to raise the funds necessary for NGIO to commercialize the product. It is expected that FDA approval will take from 5 to 7 years, provided the funding is available to complete Phase III registration trials and the filing of a New Drug Application (“NDA”).

To address the current COVID-19 pandemic, Generex and NGIO have resurrected the pandemic research program using its proprietary, patented Ii-Key immune system activation technology that holds promise for the rapid development of a complete SARS-COV-2 Ii-Key peptide vaccine. The plan includes the conduct of a master protocol design that includes a Phase I/II dose escalation trial, with and without adjuvant, followed by a Phase III trial using the target commercial dose and formulation. This master protocol design will be conducted with healthy adult volunteers followed by cohorts in different age and risk categories. The commercial development program is budgeted for roughly $400 million and it is estimated that it will take 12 to 18 months for completion, depending on FDA emergency regulatory decisions during the pandemic. To accomplish these goals, Generex and NGIO have partnered with globally recognized industry leaders for each of the program’s key activities, to ensure world-class science, strategy and execution. Our objective is to provide government funding agencies with every degree of confidence in the ability of our team to execute and mitigate program risks. Generex has made applications to BARDA in the U.S. and with Health Canada and Malaysian health authorities to support the clinical and commercial development program.

The funding for the development of a vaccine of SARS-CoV-2 virus is in advanced discussions and currently expected that the development costs will be borne by the U.S. and foreign government agencies and without additional external funding, Generex will not pursue these projects.

 There is always uncertainty and risk associated with the development of any vaccine, medical treatment or therapy, but the continued development depends upon completing the trials under various collaboration agreements and associated potential commercialization of the product, FDA approval and/or licensing agreements. Any collaborator with whom we may enter into such collaboration agreements may not support fully our research and commercial interests since our program may compete for time, attention and resources with such collaborator's internal programs. Therefore, these collaborators may not commit sufficient resources to our program to move it forward effectively, or that the program will advance as rapidly as it might if we had retained complete control of all research, development, regulatory and commercialization decisions. During the pandemic COVID-19, it is anticipated that delays will occur, but the full impact of any slow down due to COVID-19 has not been determined.

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The primary increase in research and development costs incurred by NGIO during the year ending July 31, 2019 was related the initial payment by the Company of $340,000 to for the Clinical Trial Agreement for the start-up activities of the Phase II Study being conducted by NASBP, paid during the quarter ending January 31, 2020.

Clinical Development Plans for Ii-Key Immunotherapeutic Peptides

NGIO plans to expand the company’s clinical development program to evaluate AE37 immunotherapeutic peptide in combination with immune checkpoint inhibitors for the treatment of bladder cancer in cooperation with a major oncology research center focused on the role of HER-2/neu in bladder and urothelial cancer. The clinical & translational research program is designed to evaluate the ability of AE37 to activate a CD-4 response in conjunction with a checkpoint inhibitor and the effect of the combination therapy on the tumor microenvironment.

Additionally, NGIO is working with another major oncology research center to rebuild the company’s long-dormant melanoma program, which includes Ii-Key hybrid peptides for GP-100 and Tyrosinase (TYR). We are working with a long-term clinical advisor at the research institute to establish a translational research program that incorporates gene expression profiling, tumor microenvironment immunology, and clinical biomarker evaluation, coordinating with their newly established immune-oncology clinical research center.

Intellectual Property

Platform Patents. The foundational “Platform Patents” for Ii-Key technology focus on methods of increasing the antigen-specific activation of CD4+ T cells. This cell type is a critical component of the immune system, involved both in the recognition of new pathogenic agents as well as in autoimmune syndromes. The first technology platform (Ii-Key hybrid) relates to a means for increasing the vaccine potency of virtually any protein and while the second (Ii-suppression) relates to generation of an effective cell-based vaccine (REH-2017-01, REH 2017-02).

Oncology Patents. This group of patents relate more specifically to the use of the platform technologies for generating anti-cancer vaccines. We have generated Ii-Key hybrid compounds specifically for patients with breast, prostate, bladder, melanoma and HPV-related cancers (AEX-2001, AEX-2006, AEX-2007).

We hold five U.S. patents and one patent in Japan. The U.S. patent numbers are7,935,350 (expiring Novemeber 3, 2022), 8,748,130 (expiring on December 10, 2025), 8889143 (expiring on May 18, 2026), 928945 (expiring on September 22, 2027), 8,815,249 (expiring on February 26, 2026). Japan patent number is 5707326 (expiring September 1, 2029). These patents cover:

•	Compositions and Methods Related to Ii Technology

•	Ii hybrid peptides used for the enhancement of antigen presentation

•	Constructs for the expression of Ii-Key/antigen epitope fusion peptides

•	Hybrid Ii-Key/antigen epitope fusion peptides

•	Methods for inhibiting Ii expression

We also have U.S. patents on the Ii-Key technology have expired, we are in discussions with third parties to extend the patent coverage of the Ii-Key technology for cancer immunotherapy. The expiration dates of the immune-oncology applications of the Ii-Key hybrid technologies extend to 2031. The company is exploring the development of new immunotherapeutic peptide vaccines against additional tumor antigens, and plans to use computer algorithms to identify epitopes of tumor antigens that can be linked to the Ii-Key to develop new IP and products based on the Ii-Key platform technology.

Our long-term success will substantially depend upon our ability to obtain patent protection for our technology and our ability to protect our technology from infringement, misappropriation, discovery and duplication. We cannot be sure that any of our pending patent applications will be granted, or that any patents which we own or obtain in the future will fully protect our position. Our patent rights and the patent rights of biotechnology and pharmaceutical companies in general, are highly uncertain and include complex legal and factual issues. We believe that our existing technology and the patents which we hold or for which we have applied do not infringe anyone else's patent rights. We believe our patent rights will provide meaningful protection against others duplicating our proprietary technologies. We cannot be sure of this, however, because of the complexity of the legal and scientific issues that could arise in litigation over these issues.

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We also rely on trade secrets and other unpatented proprietary information. We seek to protect this information, in part, by confidentiality agreements with our employees, consultants, advisors and collaborators.

The US Patent and Trademark Office (“PTO”) compensates patentees with additional patent in-force days if there are delays by the US PTO during prosecution. These additional days are called patent term adjustment (“PTA”) days and they allow a patentee to keep its patent in force after the expiration date of the patent for a period of time that the US PTO has provided as PTA.

In addition to patent protection, we plan to seek marketing exclusivity under other laws and regulations. Our success for preserving market exclusivity for our product candidate relies on our ability to obtain and maintain a regulatory period of data exclusivity for an approved biologic, currently 12 years from the date of marketing approval, obtaining orphan designation in the major markets and to preserve effective patent coverage. Once any regulatory period of data exclusivity expires, depending on the status of our patent coverage, we may not be able to prevent others from marketing and selling biosimilar versions of our product candidates. We are also dependent upon the diligence of third parties, which control the prosecution of pending domestic and foreign patent applications and maintain granted domestic and foreign patents.

We may be unable to obtain, maintain and protect the intellectual property rights necessary to conduct our business, and we may be subject to claims that we infringe or otherwise violate the intellectual property rights of others, which could materially harm our business.

Seasonality

Our products and services are not subject to seasonality.

Competition

The major pharmaceutical companies, including Novartis, Inc., Bristol-Myers Squibb (And acquisition Celgene), Merck, Sanofi, and Pfizer, GlaxoSmithKline PLC, MedImmune Inc. (a subsidiary of Astra-Zeneca, Inc.) and others, also compete in the oncology, immunomedicine and vaccine markets. These companies have greater experience and expertise in securing government contracts and grants to support research and development efforts, conducting testing and clinical trials, obtaining regulatory approvals to market products, as well as manufacturing and marketing approved products. As such, they are also considered significant competitors in these fields of pharmaceutical products and therapies. There are also many smaller companies which are pursuing similar technologies in these fields and are considered to be our competitors. With significant research and development effort in the field, the cancer immunotherapy market has been forecasted to be $128.3 billion[1], $152.829 billion[2] and $173 billion[3] by the mid-2020’s.

While the size of the future market remains unknown, what is certain is that immuno-oncology is growing, and that its lead products enjoy blockbuster ($1 billion-plus/year in sales) status several times over. According to Genetic Engineering News (February 25, 2019), the biggest-selling cancer immunotherapies in 2018 were Celgene’s Revlimid (lenalidomide), which generated $9.685 billion; Opdivo® (nivolumab), which generated $7.570 billion, Merck’s Keytruda® (pembrolizumab), which generated $7.171 billion, Bristol-Myers Squibb, which generated $6.735 billion and Ono Pharmaceutical, which generated $835 million.

There are a limited number of commercialized products in the immunotherapy field, but that has not deterred the investment community, which recognizes the huge potential for cancer immunotherapy, and supplies hundreds of millions of dollars in development funding annually. According to the Cancer Research Institute, there are 3,394 immuno-oncology therapies in the current global development pipeline, with 1,287 of them in clinical studies. The major pharmaceutical companies have significant research and development efforts in the immuno-oncology field.

Competitive Position

As described in “Business Overview” above where we discuss certain clinical trials, NGIO has years of experience in cancer immunotherapy, having completed a Phase IIb clinical trial of the HER2/neu Ii-Key hybrid peptide vaccine, AE37 for the prevention of breast cancer recurrence in over 300 women. The company has also conducted Phase I trials with AE37 in breast and prostate cancers and has conducted pre-clinical work to support additional peptide vaccines for the treatment of melanoma.

[1] KBV Research

[2] Meticulous Research

[3] Market Research Engine

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NGIO has a research agreement with Merck and is conducting a Phase II clinical trial of AE37 in combination with Keytruda for the treatment of triple negative breast cancer, a multi-billion market with significant medical need.

NGIO has licensed AE37 for the treatment of prostate cancer in China to Shenzhen Bioscien, a Chinese Pharmaceutical company. As part of the licensing agreement, Shezhen Bioscien is paying for the development of the immunotherapeutic vaccine and conducting the clinical trials under ICH guidelines in Europe as well as in China. NGIO retains global rights to AE37 for the treatment of prostate cancer outside of China and has exclusive rights to the clinical trial data to support regulatory filings in the US, EU, Japan, and other ex-China markets.

With a late phase clinical asset, a research partnership with a major pharmaceutical company, a licensing deal with an international pharmaceutical company, and a pipeline of immunotherapeutic products, NGIO is positioned to become a participant in the immuno-oncology field.

Employees

As of the date of this registration statement, we had six full time employees, including the Joseph Moscato, Chief Executive Officer; Eric von Hofe, President and Chief Scientific Officer; Mark Corrao, Interim Chief Financial Officer; Jason B. Terell, Chief Medical Officer; Richard Purcell, Executive Vice President, R&D and Anthony Crisci, Chief Legal Officer and Secretary. In the future, we plan to hire additional employees, including a Financial Controller and support staff. In the meantime, we plan to continue utilizing key consultants and contractors for certain operations, such as finance and accounting, business development, clinical development, regulatory affairs, statistical consulting, and manufacturing. We believe our relationships with our employees and contractors are good.

Government Regulation and Product Approval

Our research and development activities and the manufacturing and marketing of our medical device, biologic, and pharmaceutical products are subject to extensive regulation by the FDA in the United States, Health Canada in Canada, the European Medicines Evaluation Agency in Europe, and comparable designated regulatory authorities in other countries. Among other things, extensive regulations require us to satisfy numerous conditions before we can bring products to market. While these regulations apply to all competitors in our industry, having a technology that is unique and novel extends the requisite review period by the various divisions within the FDA and other regulators. Also, other companies in our industry are not limited primarily to products which still need to be approved by government regulators, as we are now.

If requisite regulatory approvals are not obtained and maintained, our business will be substantially harmed. In many cases, we expect that extant and prospective development partners will participate in the regulatory approval process. The following discussion summarizes the principal features of food and drug regulation in the United States and other countries as they affect our business.

United States. All aspects of our research, development and foreseeable commercial activities relating to medical device, biologic, and pharmaceutical products are subject to extensive regulation by the FDA and other regulatory authorities in the United States. United States federal and state statutes and regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of pharmaceutical products. The regulatory approval process, including clinical trials, usually takes several years and requires the expenditure of substantial resources. If regulatory approval of a product is granted, the approval may include significant limitations on the uses for which the product may be marketed.

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The steps required before a medical device, biologic or pharmaceutical product may be marketed in the United States include:

•	Conducting appropriate pre-clinical laboratory evaluations, including animal studies, in compliance with the FDA’s Good Laboratory Practice (“GLP”) requirements, to assess the potential safety and efficacy of the product, and to characterize and document the product’s chemistry, manufacturing controls, formulation and stability;

•	Submitting the results of these evaluations and tests to the FDA, along with manufacturing information, analytical data, and protocols for clinical studies, in an Investigational New Drug (“IND”) application, and receiving approval from the FDA that the clinical studies proposed under the IND are allowed to proceed;

•	Obtaining approval of Institutional Review Boards (“IRBs”) to administer the product to humans in clinical studies; conducting adequate and well-controlled human clinical trials in compliance with the FDA’s Good Clinical Practice (“GCP”) requirements that establish the safety and efficacy of the product candidate for the intended use;

•	Developing manufacturing processes which conform to the FDA’s current Good Manufacturing Practices (“cGMPs”), as confirmed by FDA inspection;

•	Submitting to the FDA the results of pre-clinical studies, clinical studies, and adequate data on chemistry, manufacturing and control information to ensure reproducible product quality batch after batch, in an NDA, FDA Section 510(K) application, PMA or Biologics License Application (“BLA”); and

•	Obtaining FDA approval of the NDA, BLA, PMA, or FDA Section 510(K) application, including inspection and approval of the product manufacturing facility as compliant with cGMP requirements, prior to any commercial sale or shipment of the pharmaceutical agent.

Quality and pre-clinical tests and studies include: laboratory evaluation of drug substance and drug product chemistry, formulation/manufacturing, and stability profiling, as well as a large number of animal studies to assess the potential safety and efficacy of each product.

The results of the quality and pre-clinical tests/studies, in addition to any non-clinical pharmacology, are submitted to the FDA along with the initial clinical study protocol (see descriptive of process below) as part of the initial IND and are reviewed by the FDA before the commencement of human clinical trials. Unless the FDA objects to it, the IND becomes effective 30 days following its receipt by the FDA. The FDA reviews all protocols, protocol amendments, adverse event reports, study reports, and annual reports in connection with a new pharmacological product.

The Physician’s Investigational New Drug Application for the Phase 1 and Phase II trial of AE37, NGIO’s synthetic peptide vaccine designed to stimulate a potent and specific immune response against tumors expressing the HER-2/neu oncogene, in patients with stage II HER-2/neu positive breast cancer became effective in March 2006. Dr. George Peoples filed the original IND for Phase I and II. The Company took over as sponsor of the Phase II trial and the IND from Dr. Peoples in 2013. The Company has no current relationship with Dr. Peoples.

The Investigational New Drug Application for the Phase II trial of AE37 in combination with pembrolizumab (Merck’s KeytrudaÒ) for treatment of triple negative breast cancer became effective in December 2018, and the trial is expected to continue enrolling patients through 2020. NSABP filed the IND on our behalf for this trial.

Clinical trials involve the administration of a new drug to humans under the supervision of qualified investigators. The protocols for the trials must be submitted to the FDA as part of the IND. Also, each clinical trial must be approved and conducted under the auspices of an IRB, which considers, among other things, ethical factors, the safety of human subjects, and the possible liability of the institution conducting the clinical trials.

Clinical trials are typically conducted in three sequential phases (Phase I, Phase II, and Phase III), but the phases may overlap. Phase I clinical trials test the drug on healthy human subjects for safety and other aspects, but usually not effectiveness. Phase II clinical trials are conducted in a limited patient population to gather evidence about the efficacy of the drug for specific purposes, to determine dosage tolerance and optimal dosages, and to identify possible adverse effects and safety risks. When a compound has shown evidence of efficacy and acceptable safety in Phase II evaluations, Phase III clinical trials are undertaken to evaluate and confirm clinical efficacy and to test for safety in an expanded patient population at clinical trial sites in different geographical locations. The FDA and other regulatory authorities require that the safety and efficacy of therapeutic product candidates be supported through at least two adequate and well-controlled Phase III clinical trials (known as “Pivotal Trials”). The successful completion of Phase III clinical trials is a mandatory step in the approval process for the manufacturing, marketing, and sale of products.

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In the United States, the results of quality, pre-clinical studies and clinical trials, if successful, are submitted to the FDA in an NDA to seek approval to market and commercialize the drug product for a specified use. The NDA is far more specific than the IND and must also include proposed labeling and detailed technical sections based on the data collected. The FDA is governed by the Prescription Drug User Fee Act (“PDUFA”) regarding response time to the application, which is generally 12 months (and shorter for a priority application). It may deny a NDA if it believes that applicable regulatory criteria are not satisfied. The FDA also may require additional clarifications on the existing application or even additional testing for safety and efficacy of the drug. We cannot be sure that any of our proposed products will receive FDA approval. The multi-tiered approval process means that our products could fail to advance to subsequent steps without the requisite data, studies, and FDA approval along the way. Even if approved by the FDA, our products and the facilities used to manufacture our products will remain subject to review and periodic inspection by the FDA.

To supply drug products for use in the United States, foreign and domestic manufacturing facilities must be registered with, and approved by, the FDA. Manufacturing facilities must also comply with the FDA’s cGMPs, and such facilities are subject to periodic inspection by the FDA. Products manufactured outside the United States are inspected by regulatory authorities in those countries under agreements with the FDA.  To comply with cGMPs, manufacturers must expend substantial funds, time and effort in the area of production and quality control. The FDA stringently applies its regulatory standards for manufacturing. Discovery of previously unknown problems with respect to a product, manufacturer or facility may result in consequences with commercial significance. These include restrictions on the product, manufacturer or facility, suspensions of regulatory approvals, operating restrictions, delays in obtaining new product approvals, withdrawals of the product from the market, product recalls, fines, injunctions and criminal prosecution.

One final hurdle that is closely associated with the cGMP inspections is the pre-approval inspection that the FDA carries out prior to the issuance of a marketing license. FDA inspectors combine cGMP compliance with a review of research and development documents that were used in the formal NDA. A close inspection of historic data is reviewed to confirm data and to demonstrate that a company has carried out the activities as presented in the NDA. This is generally a long inspection and requires a team of individuals from the Company to “host” the FDA inspector(s).

Foreign Countries

Before we are permitted to market any of our products outside of the United States, those products will be subject to regulatory approval by foreign government agencies similar to the FDA. These requirements vary widely from country to country. Generally, however, no action can be taken to market any drug product in a country until an appropriate application has been submitted by a sponsor and approved by the regulatory authorities in that country. Again, similar to the FDA, each country will mandate a specific financial consideration for the Marketing Application dossiers being submitted. Although an important consideration, FDA approval does not assure approval by other regulatory authorities. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. The Canadian regulatory process is substantially similar to that of the United States. To date, we have received a number of foreign regulatory approval for our product candidates, as listed below, however we are not manufacturing, marketing, nor distributing products in these regions based upon these approvals. There are no current plans to pursue these markets with these products, as we have redirected its efforts to more profitable business opportunities.

•	Applications were filed and approvals obtained in May 2007 for a Phase I prostate cancer trial using AE37 in Athens, Greece from the Hellenic Organization of Drugs. This Phase I trial was completed in August 2009.

•	Applications were filed and approvals obtained in May 2007 for a Phase I prostate cancer trial using AE37 in Athens, Greece from the Hellenic Organization of Drugs. This Phase I trial was completed in August 2009.

Environmental Compliance

Our research and development activities have involved the controlled use of hazardous materials and chemicals. We believe that our procedures for handling and disposing of these materials comply with all applicable government regulations. However, we cannot eliminate the risk of accidental contamination or injury from these materials. If an accident occurred, we could be held liable for damages, and these damages could severely impact our financial condition. We are also subject to many environmental, health and workplace safety laws and regulations, particularly those governing laboratory procedures, exposure to blood-borne pathogens, and the handling of hazardous biological materials. Violations and the cost of compliance with these laws and regulations could adversely affect us. However, we do not believe that compliance with applicable environmental laws will have a material effect on us in the foreseeable future.

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 Compliance with the JOBS Act

The Company is, and expects to remain, an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, as it may be amended from time to time (the “JOBS Act”), until the earliest of:

•	the last day of the fiscal year in which the Company’s total annual gross revenues first meet or exceed $1.07 billion;

•	the date on which the Company has, during the prior three-year period, issued more than $1.0 billion in non-convertible debt;

•	the last day of the fiscal year in which the Company (1) has an aggregate worldwide market value of common stock held by non-affiliates of $700 million or more (measured at the end of each fiscal year) as of the last business day of the Company’s most recently completed second fiscal quarter and (2) has been an Exchange Act reporting company for at least one year (and filed at least one annual report under the Exchange Act); or

•	the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock of the Company pursuant to an effective registration statement under the Securities Act.

As an “emerging growth company” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act; which would require that the Company’s independent registered public accounting firm provide an attestation report on the effectiveness of the Company’s internal control over financial reporting. This may increase the risk that material weaknesses or other deficiencies in the Company’s internal control over financial reporting go undetected

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments; and

•	extended transition periods available for complying with new or revised accounting standards.

We have chosen to take advantage of all of the benefits available under the JOBS Act, including the exemptions listed above. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

As an “emerging growth company” under the definition of the JOBS Act, our financial statements may not be comparable to other companies that have fully complied with public company effective dates due to our election to take advantage of the extended transition period for complying with new or revised accounting standards under the JOBS Act .

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Item 1A. Risk Factors.

Not required due to the Company’s status as a smaller reporting company.

Item 2. Financial Information.

We are a smaller reporting company, as defined in Rule 12b-2 of the Exchange Act. Accordingly, we have omitted certain information called for by this Item as permitted by applicable scaled disclosure rules.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations should be read together with our financial statements and accompanying notes appearing elsewhere in this registration statement. This Management’s Discussion and Analysis contains forward-looking statements that involve risks and uncertainties. Please see “Cautionary Note Regarding Forward-Looking Statements” set forth in the beginning of this registration statement. Operating results are not necessarily indicative of results that may occur in future periods.

Overview

We are an oncology company focused on the modulation of the immune system to treat cancer. To that end, we are developing immunotherapeutic products and vaccines based on our proprietary, patented platform technology, Ii-Key. The Ii-Key is a peptide derived from the major histocompatibility complex (“MHC”) Class II associated invariant chain (Ii) that regulates the formation, trafficking, and antigen-presenting functions of MHC class II complexes, essential for the activation of T cells in the immune response. T cells recognize antigenic epitopes when they are 'presented' to them by specific molecules, termed (MHC) on the surface of infected or malignant cells. This interaction activates the T cells, stimulating a multicellular cascade of actions that eliminates the diseased cell and protects against future disease recurrence.

The following discussion and analysis by management provides information with respect to our financial condition and results of operations for the fiscal year ended July 31, 2019 and 2018, and the three months ended October 31, 2019 and 2018.

Results of Operations

Three months ended January 31, 2020 compared to Three months ended January 31, 2019

We reported a net loss of $292,367 and $517,544 for the three-month periods ended January 31, 2020 and 2019, respectively, reflecting a reduction in the reported net loss of $225,177 or 43%. The decrease in the net loss resulted from a $338,500 or 99% reduction in research and development offset by a $79,158 increase in general and administrative expense plus an increase of $34,165 or 20% in interest expense.

Research and development expenses for the three months ended January 31, 2020 resulted from costs incurred to support the Phase II clinical trial on the safety and efficacy of AE37 in combination with KEYTRUDA for treatment of metastatic triple negative breast cancer being performed by NSABP (our only ongoing research and development project) . For the three months ended January 31,2019, we expensed the $340,000 for start-up activities related to the NSABP clinical trial agreement. For the three months ended January 31, 2020 we did not incur any expenses related to the NSABP clinical trial agreement. Other research and development costs were de minimis.

The $79,158 increase in general and administrative expenses for the three months ended January 31, 2020 versus the comparative period in the prior year is due to increased professional fees incurred in connection to the 2019 and 2018 audits as well as the Form 10 registration statement.

Our interest expense for the three months ended January 31, 2020 increased by $34,165 compared to the months ended January 31, 2019 due to the additional principal resulting from the compounding of  interest accrued on the payable to foundation.

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Six months ended January 31, 2020 Compared to Six months ended January 31, 2019

We reported a net loss of $775,631 and $704,642 for the six  month periods ended January 31, 2020 and January 31, 2019, respectively, reflecting an increase in the reported net loss of $70,989 or 10%. The increased net loss resulted from a $102,886 increase in general and administrative expense and an increase of $66,838 or 20 % in interest expense offset by a $98,735 or 28% reduction in research and development

For the six months ended January 31, 2020, we incurred costs of $251,459 for the first 5 patients to be enrolled in the Phase II trial clinical tri on the safety and efficacy of AE37 in combination with KEYTRUDA for treatment of metastatic triple negative breast cancer conducted by NASBP Foundation, Inc. on our behalf. For the six months ended January 31, 2019 we expensed $340,000 related to the NSABP clinical trial agreement. For the six months ended January 31. 2020 and 2019 other research and development costs were de minimis.

The $102,886 increase in general and administrative expenses for the six months ended January 31, 2020 versus the comparative period in the prior year is due to professional fees incurred in connection to the 2019 and 2018 audits as well as the Form 10 registration system.

Our interest expense for the six months ended January 31, 2020 increased by $66,838  compared to the six months ended January 31, 2019 due to the additional principal resulting from the compounding of  interest accrued on the payable to foundation.

Year ended July 31, 2019 Compared to Year ended July 31, 2018

We reported a net loss for the years ended July 31, 2019 and 2018 in the amount $1,108,016 and $173,255, respectively, reflecting a 540%, or $934,761 increase from the prior fiscal year. The increase in net loss was primarily attributable the Company not recognizing revenue for the year ended July 31, 2019 compared to the one-time recognition of $700,000 during the year ended July 31, 2018 from a non-refundable license fee as part of a research and development agreement for AE37. Research and development costs related to our AE37 peptide increased from $234,317 for the year ended July 31, 2018 to $354,000 for the year ended July 31, 2019 because we incurred $340,000 as related to the start-up of our clinical trial agreement with NSABP. In 2018 we incurred clinical costs related to our development of AE 37.

Interest expense increased 20% or $117,028 for the year ended July 31, 2019 to $715,275 from $598,247 for year ended July 31, 2018 due to the additional principal resulting from the compounding  interest on payable to the foundation. The interest payable to the foundation was $3,055,945, and $2,340,670, as of July 31, 2019 and 2018, respectively.

Financial Condition, Liquidity and Resources

Sources of Liquidity

COVID-19

The ongoing coronavirus outbreak which began in China at the beginning of 2020 has impacted various businesses throughout the world, including travel restrictions and the extended shutdown of certain businesses in impacted geographic regions. If the coronavirus outbreak situation should continue to worsen, we may experience disruptions to our business including, but not limited disruptions of our ongoing clinical trials and the operations of our partners.

While we expect delays in our research and development plans, the extent to which the coronavirus impacts our operations or those of our third-party partners will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. Any such disruptions or losses we incur could have a material adverse effect on our financial results and our ability to conduct business as expected.

Sources of Liquidity

To date, we have financed our activities primarily through capital contributions from Generex, our majority shareholder. Generex in the past has raised capital for our operations through private placements of Generex common stock, securities convertible into Generex common stock, and investor loans. We will require additional funds to support our working capital requirements and any development or other activities or will need to curtail its research and development and other planned activities or suspend operations. While Generex owns over 90% of our common stock, going forward, we will rely both on financing from third parties and from Generex, which may sell shares of our common stock, to fund our operations, development and other activities.

As an public company, NGIO will begin to incur costs for corporate activities such as executives, corporate accounting for external reporting, and investor relations. Reasonable estimates of such costs are not available.

As of June 11, 2020, our cash position is not sufficient for twelve months of operations. Generex has financed our activities to date. Our cash balances have been low throughout fiscal 2020.

Management may seek to meet all or some of our operating cash flow requirements through financing activities, such as private placement of our common stock, preferred stock offerings and offerings of debt and convertible debt instruments as well as through merger or acquisition opportunities.

In addition, management is actively pursuing financial and strategic alternatives, including strategic investments and divestitures, industry collaboration activities, and potential strategic partners.

We will continue to require substantial funds to continue research and development, including preclinical studies and clinical trials of our product candidates, further clinical trials for AE37 and to commence sales and marketing efforts if the FDA or other regulatory approvals are obtained.  Currently, the phase II clinical study using AE37 in combination with pembrolizumab (Keytruda ®) for treatment of metastatic triple negative breast cancer is our only ongoing research and development project In this regard, we have committed to provide the NASBP Foundation, Inc. financial support for clinical research using AE37 in combination with pembrolizumab (Keytruda ®) up to $2,118,461 upon NASBP achieving certain milestones. As of January 31, 2020, we have incurred $591,459 against this commitment.

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Cash Flows for the Six Months ended January 31, 2019

For the six months ended January 31, 2020, we used $215 in cash from operating activities. There were no cash flows from financing or investing activities. The use for operating activities included a net loss of $775,631, offset by an increase in interest payable to foundation of $408,512, and an increase in accounts payable and accrued expenses,of  $366,904.

Cash Flows for the Year ended July 31, 2019

For the year ended July 31, 2019, we used $636 in cash in our operating activities. There were no cash flows from financing or investing activities. The use for operating activities included a net loss of $1,108,016, offset by an increase in interest payapbe to foundation of $715,275, and an increase in accounts payable and accrued expenses of, $392,105.

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Item 4. Security Ownership of Certain Beneficial Owners and Management.

 The table below sets forth information regarding the beneficial ownership of our common stock by (i) our directors and named executive officers; (ii) all the named executives and directors as a group and (iii) any other person or group that to our knowledge beneficially owns more than five percent of our outstanding shares of common stock. Except as indicated below, the address of each holder is c/o Generex Biotechnology Corporation, 10102 USA Today Way, Miramar, Florida 33025.

The information contained in this table is as of June 10, 2020. At that date, 400,000,000 shares of our common stock were outstanding.

A person is deemed to be a beneficial owner of shares if he has the power to vote or dispose of the shares. This power can be exclusive or shared, direct or indirect. In addition, a person is considered by SEC rules to beneficially own shares underlying options or warrants that are presently exercisable or that will become exercisable within sixty (60) days. Except as otherwise indicated, we believe that the persons named in this table have sole voting and investment power with respect to all shares of common stock held by them. To our knowledge, none of the shares listed below are held under a voting trust or similar agreement, except as noted. There is no arrangement, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Name of Beneficial Owner	Number of Shares		Percent of Class
Named Executives and Directors
Joseph Moscato	2,997,295	*	**
Mark Corrao	—		**
Eric Von Hofe	—		**
Craig Eagle	—		**
Anthony Crisci	—		**
Richard Purcell	—		**
Thomas Leonard	—		**
Marvin Hausman	—		**
Brian McGee	—		**
Jason Terrell	—		**
Carol Nacy	—		**
S. Gail Eckhardt	—		**
Named Executives and Directors as a group (12 persons)	2,997,295
Holders of 5% of Common Stock			**
Generex Biotechnology Corporation	361,642,962		90.41%

*2,793,975 shares of which are owned by Friends of Generex Biotech Investment Trust, of which Joe Moscato is trustee.

**Represents less than 1%.

Item 5. Directors and Executive Officers.

The following are our executive officers and directors and their respective ages and positions as of June 10, 2020.

Name	Position	Age
Executive Officers:
Joseph Moscato	Chief Executive Officer	57
Eric von Hofe, Ph.D	President and Chief Scientific Officer	62
Mark Corrao	Interim Chief Financial Officer	62
Dr. Jason B. Terrell, MD	Chief Medical Officer	48
Anthony Crisci, Esq., CPA	Chief Legal Officer and Secretary	50
Richard Purcell	Executive Vice President, R&D	59
Directors:
Joseph Moscato	Chairman of the Board	57
Richard Purcell	Director	59
Dr. Craig Eagle, MD	Director	57
Dr. Marvin Hausman, MD	Director	78
Carol Nacy, Ph.D	Director	72
Thomas Leonard, MPA	Director	46
Brian T. McGee	Director	59
S. Gail Eckhardt, MD	Director	62
Anthony Crisci, Esq.	Director	50

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Joseph Moscato. Mr. Moscato is currently the Chief Executive Officer, President, and Chairman of the Board for Generex since January 2017.  Mr. Moscato has over 30 years of experience in healthcare, sales and marketing, distribution management, and finance.  Mr. Moscato brings his marketing and advertising acumen to drug discovery and diagnostic & treatment development and commercialization.  Since 2009, Mr. Moscato has been working as an exclusive consultant to the Company.  Mr. Moscato has originated and negotiated several licensing deals with the top biopharmaceutical companies; has advised on equity financings totaling over $300 million, and has implemented the broad strategic vision for the Company.  Mr. Moscato has worked and consulted for Pfizer in several capacities from sales and marketing to new drug discovery & development for licensing.  He has worked with other biopharmaceutical companies such as GlaxoSmithKline, Johnson & Johnson, Parke-Davis, Amgen and others.  Mr. Moscato has consulted for several healthcare focused private equity, hedge funds and family offices.

Mr. Moscato also owned several advertising and marketing agencies focused on media, entertainment, and healthcare with clients ranging from Motorola, Chadmoore Wireless, Nextel, Cannon, Sharp, GlaxoSmithKline, Pfizer, and other biopharmaceutical companies.  Mr. Moscato’s agency was acquired by William Douglas McAdams, one of the largest independent healthcare advertising and marketing agencies.

Mark Corrao. Mr. Corrao is currently the Chief Financial Officer, Treasurer for Generex since January 2017. Mr. Corrao has experience in financial management with a proven track record of raising capital and extraordinary bottom line management. He has been involved in the initial registration of numerous public companies and subsequent SEC quarterly and annual reporting and has developed, authored and presented numerous business plans and models inclusive of budgets, forecasts, cash flow, cash management and investment strategies. From 2012 to present he has affiliated with of The Mariner Group LLC, which merged with the CFO Squad, creating a much larger and diverse multi-talented organization. The CFO Squad is a financial and business advisory firm providing outsourced and part-time CFO services for emerging to midsized companies (both private and public) in a wide range of businesses and industries. He is the Chief Financial Officer for Kannalife, Inc., a pharmaceutical company specializing in the research and development of novel and new therapeutic agents designed to reduce oxidative stress and act as immune modulators and Neuroprotectants. From 2010-12, he served as Chief Financial Officer of New York Business Efficiency Experts, Inc. which provides professional services in the financial areas of accounting, taxation, auditing, venture capital and SEC registrations (reporting). He served as a Director and Chief Financial Officer for a manufacturer of proprietary software for the prevention of identity theft and the protection of computer systems from unauthorized access.

Eric von Hofe, Ph.D. Dr. von Hofe has extensive experience with technology development projects, including his previous position at Millennium Pharmaceuticals as Director of Programs & Operations, Discovery Research and is also President of Antigen Express. Prior to that, Dr. von Hofe was Director, New Targets at Hybridon, Inc., where he coordinated in-house and collaborative research that critically validated gene targets for novel antisense medicines. Dr. von Hofe also held the position of Assistant Professor of Pharmacology at the University of Massachusetts Medical School, where he received a National Cancer Institute Career Development Award for defining mechanisms by which alkylating carcinogens create cancers. He received his Ph.D. from the University of Southern California in Experimental Pathology and was a postdoctoral fellow at both the University of Zurich and Harvard School of Public Health. His work has been published in forty-eight articles in peer-reviewed journals, and he has been an inventor on four patents.

Dr. Jason B. Terrell, MD. Dr. Terrell is also the Chief Scientific Officer and Chief Medical Officer of Generex, providing scientific and medical due diligence for partnerships and mergers/acquisitions, and providing clinical oversight for subsidiary operations and product development strategies. Since 2017, he has also served as Assistant Clinical Professor of Oncology, University of Texas at Austin Dell Medical School as an industry and clinical expert advisor to researchers, innovators, and entrepreneurs for accelerating the translation of innovations to health products for Texas Health Catalyst. Since 2017, he has also been Lead Independent Director and Non-Executive Chairman of Kiromic Biopharma Inc, providing guidance for corporate formation, business development, product development and commercialization strategies. Since 2016, Dr. Terrell has served as CEO and Chief Medical Officer for Volition America Inc. From 2010 to 2015 he was Corporate Medical Director for AnyLabTestNow, Dr. Terrell is a summa cum laude graduate from Hardin-Simmons University with a degree in Biochemistry. He graduated as recipient of the Holland Medal of Honor for the top graduate in the School of Science and Mathematics. Dr. Terrell was honored with the Hardin-Simmons University Outstanding Young Alumni Award and currently serves on the University’s Board of Development. Dr. Terrell attended The University of Texas School of Medicine in Houston and received General Medicine Internship and Pathology Residency training at the Texas Tech University Health Sciences Center.

Anthony S. Crisci, Esq., C.P.A. Mr. Crisci is currently the Chief Legal Officer for Generex since August 2019. Mr. Crisci is an attorney and certified public accountant with over twenty (20) years of experience in tax, accounting, finance, corporate, health care and employee benefit matters. Mr. Crisci has built a stellar career as a business legal executive across a number of regulated industries.

From November 2018, Mr. Crisci was Corporate Counsel for Generex and remains as the Chief Administrative Officer and Chief Legal Counsel for Generex’s wholly owned subsidiary, NuGenerex Distribution Solutions, where he oversees business, accounting, and legal matters for NuGenerex’s distribution enterprise. Most recently, Mr. Crisci was General Counsel, COO, CFO, and Controller for a publicly traded holding company, specializing in financial services and technology software companies. Previously, he served as Corporate Counsel for a major health system with $1 Billion in annual revenues, and General Counsel for a National Pharmacy Benefit Management Company that includes mail and specialty drug dispensing.

Mr. Crisci brings a broad range of capabilities with his legal, business, financial, and regulatory background, and his expertise is instrumental in the execution of Generex’s strategic objectives, including mergers & acquisitions, joint venture and development agreements, in-licensing and out-licensing agreements, and most importantly, long term supply and distributorship agreements for nation-wide pharmacy, laboratory, and medical management services. Mr. Crisci holds a Bachelor of Business Administration degree in Accounting from Hofstra University and a Juris Doctor degree, with distinction, from Hofstra University School of Law. He is a licensed CPA and a Member of the New York State and New Jersey State Bar Associations.

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Richard Purcell. Mr. Purcell currently is and has been the Executive Vice-President of Research & Drug Development for Generex since January 2017. Mr. Purcell has managed a consulting practice, DNA Healthlink, Inc. advising emerging biopharmaceutical and technology companies on new business strategy, operations management, and clinical development of novel compounds. Mr. Purcell has been the SVP of R&D for RespireRx Pharmaceuticals since 2014. From 2011 to 2017, Mr. Purcell was the President and founder of a Healthcare IT startup, IntelliSanté. Mr. Purcell graduated with a degree in Biochemical Sciences from Princeton University, and attended Rutgers Graduate School of Management majoring in marketing and finance. He is also an Adjunct Professor of Biology at Monmouth University.

Dr. Craig Eagle, MD. Dr. Eagle is currently the Vice President of Medical Affairs Oncology for Genentech where he oversees the medical programs across the oncology portfolio. Prior to his current role, Dr Eagle worked at Pfizer in several positions including as the oncology business lead in United Kingdom and Canada delivering significant business growth. Previously, Dr Eagle was the global lead for Oncology Strategic Alliances and Partnerships based in New York at Pfizer Inc. and was involved in multiple deals on both the sell and buy side. Dr Eagle started work in Pfizer New York as the global head of the Oncology Therapeutic Area Global Medical and Outcomes Group for Pfizer, including the US oncology business, in this role he oversaw an extensive oncology clinical trial program, health outcomes assessments and scientific collaborations with key global research organizations like the  National Cancer Institute (NCI), and EORTC. As part of this role Dr Eagle lead the worldwide development of several compounds including celecoxib, aromasin, irinotecan, dalteparin and ozagomicin, Concurrently Dr. Eagle has been a Member of Scientific Advisory Board at Generex Biotechnology Corp. since August 2010. He has served on the scientific advisory committee and board of directors for several start up biotechnology companies.

Dr. Eagle attended Medical School at the University of New South Wales, Sydney, Australia and received his general internist training at Royal North Shore Hospital in Sydney. He completed his hemato-oncology and laboratory hematology training at Royal Prince Alfred Hospital in Sydney. He was granted Fellowship in the Royal Australasian College of Physicians (FRACP) and the Royal College of Pathologists Australasia (FRCPA). After his training, Dr. Eagle performed basic research at the Royal Prince of Wales hospital to develop a new monoclonal antibody to inhibit platelets.

Dr. Marvin S. Hausman, MD. Dr. Hausman is an Immunologist and Board-Certified Urological Surgeon with more than 30 years of drug research and development experience with various pharmaceutical companies, including Bristol-Myers International, Mead-Johnson Pharmaceutical Co., E.R. Squibb, Medco Research, and Axonyx. Dr. Hausman currently serves as Chairman of the Board & Chief Science and Technology Officer of Entia Biosciences, Inc.  Previously, Dr. Hausman was a co-founder of Medco Research Inc., a NYSE clinical research organization and biotechnology company specializing in adenosine products that was subsequently acquired by King Pharmaceuticals. Dr. Hausman was also a co-founder of Axonyx, and served in various capacities as President, Chief Executive Officer and Chairman of the Board until the company merged into Torrey Pines Therapeutics in 2006. He has also served as a director of Arbios Technologies and of Regent Assisted Living, Inc. Dr. Hausman has done residencies in General Surgery at Mt. Sinai Hospital in New York, and in Urological Surgery at UCLA Medical Center. He received his medical degree from New York University School of Medicine.

Dr. Carol Nacy, PhD. Dr. Nacy is a founder and the Chief Executive Officer of Sequella, Inc., a privately held pharmaceutical company that discovers and develops new and more effective treatments for life threatening infectious diseases. Previously, Dr. Nacy was Executive Vice President and Chief Scientific Officer at EntreMed,Inc. from 1993 through its successful public offering in June 1996. Prior to her career in biotechnology, Dr. Nacy worked for 17 years at the Walter Reed Army Institute of Research in Washington, DC, where she studied tropical infectious diseases. She has published over 165 scientific papers to date. Dr. Nacy has a long and successful career in infectious disease research and has been widely recognized for her achievements in the biotechnology industry. She was singled out as a Top 50 Innovator in the U.S. by Inc. Magazine in 2002, named Entrepreneur of the Year by Women in BIO in 2004, the state of Maryland named her in its Top 100 Business Women in 2005, and the Washington Business Journal named her as a top 25 female executive in the Washington DC metropolitan area in 2005. In 2006, she received a National Leadership Award in Healthcare from the National Urban Technology Center in New York City, and in 2007 she was honored with a Special Outstanding Achievement Award for Clinical Trials by Women in BIO. In 2009 she was awarded the Humanitarian Award, Hope is a Vaccine, by the Global Alliance for Immunization against Aids (GAIA) for her work to create new drugs for TB. She is an Editor for the American Academy of Microbiology journal, mBio, and an adjunct faculty member of the Department of Tropical Diseases at the George Washington University, Washington, DC. She earned her A.B., M.S., and Ph.D. degrees from the Catholic University of America in Washington, DC, which awarded Dr. Nacy with a Lifetime Achievement Award in Science.

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Thomas Leonard, MPA. Mr. Leonard has had a long and successful career at Bristol Myers Squibb in pharmaceutical sales, marketing, and management across multiple segments of the healthcare delivery system, most recently as the Northeast Business Manager for Oncology. Mr. Leonard brings a deep understanding of the current oncology market, having responsibility for cutting edge immunotherapy products including Opdivo (PD1 inhibitor), Yervoy (CTLA4 inhibitor), and Empliciti, as well as small molecule cancer drugs like Sprycel. He has worked across the oncology landscape, with experience in Lung/NSCLC, Head/Neck, Liver, CML, Kidney/Renal Cell Carcinoma, Bladder, Urothelial, Melanoma, and Colorectal Cancers. He also brings to NGIO a broad network of clinical oncologists with whom he has developed relationships over his career, and who will help guide the NGIO clinical development programs for our Ii-Key peptide immunotherapeutic vaccines. In addition to his work in oncology, Mr. Leonard has extensive experience interacting with the healthcare payor sector, leading the market access pull through programs and specialty pharmacy strategy at major payors nationwide and as a core team member for major regional Integrated Delivery Networks (IDNs) and Organized Customer Groups (OCGs) including Duke, Kaiser Permanente, Cleveland Clinic, Mayo Clinic, Northwell Health. Mr. Leonard received a master’s degree in Public Administration, Business and Health Management from New York University and graduated St. John’s University with a B.S. in Business and Healthcare Administration.

Brian T. McGee. Mr. McGee serves as an independent Director of Generex since 2004. Mr. McGee has served as Chairman of the Generex Audit Committee and a member of the Generex Compensation and Corporate Governance and Nominating Committees. Mr. McGee has been a partner of Zeifmans LLP ("Zeifmans") since 1995. Mr. McGee began working at Zeifmans shortly after receiving a B.A. degree in Commerce from the University of Toronto in 1985. Zeifmans is a Chartered Accounting firm based in Toronto, Ontario. A significant element of Zeifmans’ business is public corporation accounting and auditing. Mr. McGee is a Chartered Accountant. Throughout his career, Mr. McGee has focused on, among other areas, public corporation accounting and auditing. In 1992, Mr. McGee completed courses focused on International Taxation and Corporation Reorganizations at the Canadian Institute of Chartered Accountants and in 2003, Mr. McGee completed corporate governance courses on compensation and audit committees at Harvard Business School. In April 2004 Mr. McGee received his CPA designation from The American Institute of Certified Public Accountants. Mr. McGee has received a certificate in International Financial Reporting Standards issued by The Institute of Chartered Accountants in England and Wales in 2010. The Board believes that Mr. McGee’s knowledge and understanding of accounting and finance, his education and training in accounting and corporate governance, and his extensive experience in the accounting industry.

S. Gail Eckhardt, MD. Dr. Eckhardt is a tenured professor at The University of Texas at Austin’s Dell Medical School where she is also the inaugural director of the Livestrong Cancer Institutes, chair of the Department of Oncology, and associate dean of cancer programs. She has been a faculty member at the institution since January of 2017. Prior to joining UT Austin, Eckhardt was at the University of Colorado School of Medicine where she was division head of medical oncology from 2006-2014, associate director for translational research at the University of Colorado Comprehensive Cancer Center and director of the Phase I Program and Fellowship.

Dr. Eckhardt has served on numerous committees/study sections, including the ASCO Molecular Oncology Task Force, the ASCO Board of Directors, the FDA Oncology Drugs Advisory Committee and the NCI Cancer Centers Study Section. She is a member of the NCI Investigational Drug Steering Committee, serves on 10 External Advisory Boards of NCI designated Cancer Centers, is currently on the Board of the Association of American Cancer Institutes (AACI) and was a lead mentor in ASCO’s Leadership Development Program. Dr. Eckhardt is the Principal Investigator on grants involving early clinical trials and colorectal cancer research, has conducted numerous phase I and II clinical trials and has published over 200 manuscripts. She is a Research Scholar of the Cancer Prevention and Research Institute of Texas (CPRIT).

Dr. Eckhardt’s expertise is in the preclinical and early clinical development of novel agents and she has over 25 years of drug development experience. Dr. Eckhardt earned her undergraduate degree in chemistry from Stephen F. Austin State University and her medical degree from the University of Texas Medical Branch in Galveston, TX. She conducted her internship and residency in Internal Medicine at the University of Virginia Medical School in Charlottesville, VA followed by a post-doctoral research fellowship in experimental and molecular medicine at Scripps Research Institute in La Jolla, CA and a fellowship in medical oncology at the University of California, San Diego.

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Item 6. Executive Compensation.

In fiscal 2018 and 2019, due to limited resources, we did not pay any cash or non-cash compensation to executive officers or directors and the Company’s board of directors does not have a compensation committee.

The Company has no outstanding options or warrants.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Related Party Transactions

As of January 31, 2020, the only related party transactions are capital transactions between the Company and its parent Generex.

Director Independence

Our board of directors are composed of six “independent directors” as defined under the rules of Nasdaq. We use the definition of “independence” of Nasdaq to make this determination. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq listing rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three (3) years was, an employee of the company;

•	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of twelve (12) consecutive months within the three (3) years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);

•	the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions);

•	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three (3) years, any of the executive officers of the company served on the compensation committee of such other entity; or

•	the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three (3) years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Under such definitions, our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that Dr. Craig Eagle, MD and Dr. Marvin S. Hausman, MD, Thomas Leonard, Dr. Carol Nacy, Ph.D, Brian McGee and Dr. S. Gail Eckhardt, MD are all independent directors of the Company. However, our common stock is not currently quoted or listed on any national exchange or interdealer quotation system with a requirement that a majority of our Board be independent and, therefore, the Company is not subject to any director independence requirements.

Audit Committee

We have established an audit committee consisting of Brian McGee and Anthony Crisci. In addition, our Board has determined that Brian McGee is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our annual disclosure report;
●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
●	discussing with management major risk assessment and risk management policies;
●	monitoring the independence of the independent auditor;
●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
●	reviewing and approving all related-party transactions;
●	inquiring and discussing with management our compliance with applicable laws and regulations;
●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;
●	appointing or replacing the independent auditor;
●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;
●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and
●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Item 8. Legal Proceedings.

We are not currently a party to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us.

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Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

We are a smaller reporting company, as defined in Rule 12b-2 of the Exchange Act. Accordingly, we have omitted certain information called for by this Item as permitted by applicable scaled disclosure rules.

(a) Market information

Our common stock is not trading on any stock exchange, quoted on any interdealer quotation system and there is no established public trading market for the class of common equity.

(b) Holders.

As of June 10, 2020, there are approximately 477 record holders of an aggregate of 400,000,000 shares of our common stock issued and outstanding.

(c) Dividends.

We have not paid any cash dividends to date and do not anticipate or contemplate paying dividends in the foreseeable future. It is the president intention of management to utilize all available funds for the development of the Registrant’s business.

(d) Securities authorized for issuance under equity compensation plans.

None

Item 10. Recent Sales of Unregistered Securities.

The Company has not sold any of its securities within the past three years.

Item 11. Description of Registrant’s Securities to be Registered.

The following description of our capital stock is qualified by reference to our certificate of incorporation, as amended, which is filed as exhibits to this registration statement.

Authorized Capital Stock

Our authorized capital stock consists of 750,000,000 shares of common stock, $0.001 par value and 10,000,000 shares of preferred stock, $0.001 par value. As of June 10, 2020, there were 400,000,000 shares of common stock outstanding and no preferred stock is outstanding. As of June 10, 2020, there were approximately 477 holders of record of our common stock.

Common Stock

Holders of common stock are entitled to one vote for each share owned as of record on all matters on which shareholders may vote. Holders of common stock do not have cumulative voting rights in the election of directors. Therefore, holders of more than 50% of the outstanding shares can elect the entire Board of Directors. The holders of common stock are entitled, upon liquidation or dissolution of the Company, to receive pro rata all remaining assets available for distribution to stockholders after payment to any preferred shareholders who may have preferential rights. The common stock has no preemptive or other subscription rights, and there are no conversion rights or redemption provisions. All outstanding shares of common stock are validly issued, fully paid, and nonassessable.

Preferred Stock

Our Certificate of Incorporation, as amended, authorizes our Board of Directors to issue up to 10,000,000 shares of preferred stock from time to time with such designations, preferences, conversion or other rights, voting powers, restrictions, dividends or limitations as to dividends or other distributions, qualifications or terms or conditions of redemption as shall be determined by the Board of Directors for each class or series of stock. There are currently no shares of preferred stock outstanding.

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Item 12. Indemnification of Directors and Officers.

Subsection (a) of Section 145 of the General Corporation Law of Delaware, or the DGCL, empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification or advancement of expenses provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Reference is also made to Section 102(b)(7) of the DGCL, which enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director for monetary damages for violations of a director’s fiduciary duty, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation provides that a director of the Company will not be personally liable for monetary damages for breach of fiduciary duty as a director, except:

•	for any breach of duty of loyalty to us or to our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

In addition, our bylaws provide that:

•	we are required to indemnify our directors and executive officers to the fullest extent not prohibited by Delaware law or any other applicable law, subject to limited exceptions;

•	we may indemnify our other officers, employees and other agents as set forth in Delaware law or any other applicable law;

•	we are required to advance expenses to our directors and executive officers as incurred in connection with legal proceedings against them for which they may be indemnified; and

•	the rights conferred in the amended and restated bylaws are not exclusive.

21

Item 13. Financial Statements and Supplementary Data.

Our Financial Statements begin on page F-1 and are incorporated in this Item 13 by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 15. Financial Statements and Exhibits.

15(a) Financial Statements: The financial statements filed herewith are set forth on the Index to Consolidated Financial Statements on page F-1 of the separate financial section which accompanies this registration statement, which is incorporated herein by reference.

15(b) Exhibits: The exhibits listed in the Exhibit Index below are filed as part of this registration statement.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of the registrant. *
3.2	Restated By-Laws of the registrant.*
10.1	Clinical Trial Collaboration and Supply Agreement dated June 28, 2017 by and among Merck Sharp & Dohme B.V. and NuGenerex Immuno-Oncology, Inc. (formerly Antigen Express, Inc.).
10.2	Clinical Trial Agreement dated November 20, 2018 between NSABP Foundation, Inc. and NuGenerex Immuno-Oncology, Inc. (formerly Antigen Express, Inc.).
10.3	License and Research Agreement dated November 29, 2017 between NuGenerex Immuno-Oncology, Inc. (formerly Antigen Express, Inc.) and Shenzhen Bioscien Pharmaceuticals Co. Ltd.
23.1	Consent of Independent Registered Public Accounting Firm

* Filed as an exhibit to the Registration Statement on Form 10 filed on March 12, 2020

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NUGENEREX IMMUNO-ONCOLOGY, INC.

Date: June 12, 2020	By:	/s/Joseph Moscato
Joseph Moscato
Chief Executive Officer

23

INDEX TO FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of July 31, 2019 and 2018	F-3
Statements of Operations for the years ended July 31, 2019 and 2018	F-4
Statements of Changes in Stockholders’ Deficit for the years ended July 31, 2019 and 2018	F-5
Statements of Cash Flows for the and years ended July 31, 2019 and 2018	F-6
Notes to Financial Statements	F-7 - F-12

INTERIM FINANCIAL INFORMATION (Unaudited)
Condensed Balance Sheets as of January 31, 2020 (Unaudited) and July 31, 2019	F-13
Condensed Statements of Operations for the three and six months ended January 31, 2020 and 2019 (Unaudited)	F-14
Condensed Statements of Stockholders’ Deficit for the six months ended January 31, 2019 and 2020 (Unaudited)	F-15
Condensed Statements of Cash Flows for the six months ended January 31, 2020 and 2019 (Unaudited)	F-16
Notes to condensed financial information (Unaudited)	F-17 - F-20

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of NuGenerex Immuno-Oncology, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of NuGenerex Immuno-Oncology, Inc. (the “Company”) as of July 31, 2019 and 2018, and the related statements of operations, changes in stockholders’ deficit, and cash flows for each of the two years in the period ended July 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant operating losses from inception and has both a working capital deficiency and accumulated deficit of $36,834,887 at July 31, 2019. The Company is dependent on obtaining necessary funding from their parent Company, as well as other outside sources, including obtaining additional funding from private placements of its common stock, and issuances of debt and convertible debt instruments in order to continue their operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Mazars USA LLP

We have served as the Company’s auditor since 2019

Edison, NJ

March 12, 2020

F-2

NUGENEREX IMMUNO-ONCOLOGY, INC.
BALANCE SHEETS

	July 31,
	2019	2018
ASSETS
Current Assets:
Cash and total current assets	$389	$1,025

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$12,528	$7,753
Payable to Foundation for services	1,315,817	1,315,817
Interest payable to foundation	3,055,945	2,340,670
Total Current Liabilities	4,384,290	3,664,240

Commitments and Contingencies	—	—

Stockholders’ Deficiency
Common stock, $0.001 par value, 400,000,000 shares authorized, issued, and outstanding	400,000	400,000
Additional paid-in capital	32,050,986	31,663,656
Accumulated deficit	(36,834,887)	(35,726,871)
Total Stockholders’ Deficiency	(4,383,901)	(3,663,215)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIENCY	$389	$1,025

The accompanying notes are an integral part of these financial statements

F-3

NUGENEREX IMMUNO-ONCOLOGY, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED JULY 31,
	2019	2018
Revenue
Licensing revenue	$—	$700,000

Operating expenses
Research and development	354,000	234,317
General and administrative	38,741	40,691
Total operating expenses	392,741	275,008

Operating (loss) income	(392,741)	424,992

Other Expense:
Interest expense	(715,275)	(598,247)

Net Loss	$(1,108,016)	$(173,255)

Net Loss per Common Share – basic and diluted	$0.00	$0.00
Shares Used to Compute Net Loss per Share – basic and diluted	400,000,000	400,000,000

The accompanying notes are an integral part of these financial statements

F-4

NUGENEREX IMMUNO-ONCOLOGY, INC.
STATEMENTS OF STOCKHOLDERS’ DEFICIT
YEARS ENDED JULY 31, 2019 and 2018

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance as of July 31, 2017	400,000,000	$400,000	$32,059,639	$(35,553,616)	$(3,093,977)
Distribution to Generex			(700,000)		(700,000)
Contributions from Generex			304,017		304,017
Net loss	—	—	—	(173,255)	(173,255)
Balance as of July 31, 2018	400,000,000	400,000	31,663,656	(35,726,871)	(3,663,215)
Contributions from Generex			387,330		387,330
Net loss	—	—		(1,108,016)	(1,108,016)
Balance as of July 31, 2019	400,000,000	$400,000	$32,050,986	$(36,834,887)	$(4,383,901)

The accompanying notes are an integral part of these financial statements

F-5

NUGENEREX IMMUNO-ONCOLOGY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED JULY 31,

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITES:
Net Loss	$(1,108,016)	$(173,255)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Interest payable to foundation	715,275	598,247
Accounts payable and accrued expenses	392,105	(424,054)
Net (decrease) increase in cash and cash equivalents	(636)	938

Cash, beginning of period	1,025	87
Cash, end of period	$389	$1,025

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$—	$—
Cash paid of income taxes	$—	$—

NON-CASH INVESTING AND FINANCING ACTIVITES:
Expenses paid by parent as non-cash capital contributions	$387,330	$304,017

Revenue received by parent as distribution to parent	$—	$700,000

The accompanying notes are an integral part of these financial statements

F-6

NUGENEREX IMMUNO-ONCOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization of Business and Going Concern:

NuGenerex Immuno-Oncology, Inc., a Delaware corporation formed in October of 1993 and formerly known as Antigen Express, Inc. (“NGIO” or the “Company”) and for all periods presented Generex Biotechnology Corporation (“Generex”) held a controlling financial interest in the Company. NGIO is an oncology company focused on the modulation of the immune system to treat cancer. To that end, the Company is developing immunotherapeutic products and vaccines based on our proprietary, patented platform technology.

As part of its strategy, Generex has elected to spin-out NuGenerex Immuno-Oncology, Inc. as a separate, publicly traded Company.

Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), which contemplates continuation of the Company as a going concern. The Company has experienced recurring net losses and negative cash flows from operations since inception and has accumulated deficits of approximately $36.8 million as of July 31, 2019. Additionally, the Company has a working capital deficiency of approximately $4.4 million as of July 31, 2019. The Company’s parent, Generex Biotechnology Corporation (“Generex”) has funded substantially all the Company’s underlying working capital deficiencies. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company will continue to require substantial funds to implement its business plans.  Management’s plans in order to meet its operating cash flow requirements include financing activities such as private placements of its common stock, preferred stock offerings, and issuances of debt and convertible debt instruments. There are no assurances that such additional funding will be achieved and that the Company will succeed in its future operations. Management is also actively pursuing financial and strategic alternatives, including strategic investments and divestitures, industry collaboration activities and strategic partners.

These financial statements do not include any adjustments to the recoverability and classification of recorded assets amounts and classification of liabilities that might be necessary should the Company not be able to continue as a going concern. The Company’s inability to obtain required funding in the near future or its inability to obtain funding on favorable terms will have a material adverse effect on its operations and strategic development plan for future growth. If the Company cannot successfully raise additional capital and implement its strategic development plan, its liquidity, financial condition and business prospects will be materially and adversely affected, and the Company may have to cease operations.

F-7

Note 2 – Summary of Significant Accounting Policies:

Basis of Presentation

The Company’s financial statements have been included in the consolidated financial statements of its parent, Generex, and the Company has been dependent on Generex to fund its operations. Generex does not have costs centralized or shared services departments serving all its subsidiaries, accordingly, no allocations of centralized or shared service are necessary or included in the financial statements, as they are de-minimums.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Research and Development Costs

Expenditures for research and development are expensed as incurred and include, among other costs, those related to the production of experimental drugs, including payroll costs, and amounts incurred for conducting clinical trials. Amounts expected to be received from governments under research and development tax credit arrangements are offset against current research and development expense.

Income Taxes

NGIO is included in the Generex consolidated federal tax return. All tax provisions and the related tax liabilities and assets have been computed using the separate return method, as if the company was the legal taxpayer.

Income taxes are accounted for under the asset and liability method prescribed by FASB Accounting Standards Codification (“ASC”) Topic 740. These standards require a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more likely than not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all the deferred tax asset will not be realized.

F-8

Revenue

The Company generated revenue from licenses to access its intellectual property. During the fiscal year ended July 31, 2018, the Company recognized revenue related to a nonrefundable, up-front license fee for $700,000.

If a license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues attributed to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgement to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. At the inception of each arrangement that contain development milestones, the Company evaluates whether the development milestones included are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not generally considered probable of being achieved until those approvals are received.

New Accounting Standards

The Company has reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effective dates during the periods reported and in future periods. The Company does not believe that any new or modified principles will have a material impact on the Company’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). In January 2018, the FASB issued ASU 2018-01, which provides additional implementation guidance on the previously issued ASU 2016-02. Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. The Company is required to adopt ASU 2016-02 for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018. This ASU will be effective for us in the first quarter of 2019 which begins with interim period ending October 31, 2019. We do not anticipate the adoption of this ASU to have a material impact to our financial statements.

Note 3 - Commitments and Contingencies:

Commitments

On November 29, 2017, the Company entered into a clinical trial agreement (“CTA”) with a shanghai based, contract research organization (“CRO”) for a four-year Phase II study of AE37 for the treatment of metastatic triple negative breast cancer. In accordance with the CTA, the Company agrees to pay the CRO amounts not to exceed $5,747,039, unless approved in writing by both parties, upon completion of certain milestones and achievements over the four-year study.

On November 20, 2018, the Company entered into a clinical trial agreement with NSABP Foundation, Inc. (“NSABP”) under which NSABP will conduct clinical research using the Company’s AE37 peptide immunotherapeutic vaccine in combination with pembrolizumab (Ketruda®) for the treatment of metastatic triple negative breast cancer. The Company has agreed to pay NSABP an amount not to exceed $2,118,461 based on NAABP achieving various milestones.

The Company recognized $340,000 as research and development related to the clinical trial agreement with NSABP in the year ended July 31, 2019.

F-9

Payable to Foundation

On February 1, 2007, the Company entered into a clinical study agreement (the “CSA”) with a Henry J. Jackson Foundation for “Foundation”).for two phase II clinical trials to determine if a vaccine containing AE37 plus another compound improved patient outcomes compared to the other compounds alone. The Foundation conducted the study, under the sponsorship of an institute affiliated with the United States Military. In consideration for the study the Company agreed to total compensation of $2,700,000 payable as follows:

i.	Initial payments of:
a. $250,000 on February 1, 2007; and
b. $250,000 on March 1, 2007
ii.	Ongoing payments of $150,000 per quarter for three years beginning first quarter of 2007.
iii.	Final payments: $200,000 upon enrollment of the final subject and $200,000 upon completion of all subjects and receipt and acceptance of by the Company of all required documents.

Upon written notice either party could terminate the agreement for insolvency or proceedings under bankruptcy law. The Company could Terminate the CSA without cause upon written notice to the Foundation. Although the Agreement has not been terminated, the Foundation has not provided the Company with a final clinical study report as required under the terms of the CSA.

On September 1, 2013 the Foundation and the Company entered into a forbearance agreement (the “Forbearance Agreement”) under which the Company acknowledged they were $1,315,817 in arrears in its payment and interest obligations to the Foundation under the CSA (the “Original Forbearance Amount”). Pursuant to the Forbearance Agreement, the Company and the Foundation in exchange for the Foundations deferring the Company’s overdue payments, future payments and interest, the Company agreed, among other things to pay the Foundation certain royalties and accelerated payments (“Forbearance Payments”) as further described below.

1)	The Company agreed to pay the final $200,000 payment due upon completion of all subjects and acceptance by the company of all documents, out of and a first charge any amounts received by the foundation or the Company from a third party in respect of or relating to the continued clinical development and commercialization of the breast cancer indication of the vaccine.
2)	A royalty equal to five percent (5%) of the Net third party sales of the Vaccine.
3)	The Original Forbearance Amount will continue to accrue interest at one- and one-half percent (1.5%) per month.

Once the Company has repaid the Original Forbearance Amount and interest through the royalty mechanism described above the Company may buy-out its continuing obligation to make Forbearance Payments my making the following payments:

i.	Period 1 (Effective date of the Forbearance Agreement through fifteenth month after the effective date of the Forbearance Agreement) buyout for $200,000
ii.	Period 2 (First following the end of period 1 through the twenty-fourth month after the effective date of the Forbearance Agreement) Buyout for $500,000
iii.	Period 3 (the beginning of the third year following the Effective Date through the end of the fifth year following the effective date of the Forbearance Agreement) Buyout for $1,000,000
iv.	Period 4 (any time after the beginning of the sixth year following the effective date of the Forbearance Agreement) Buyout for $2,000,000.

The Company has not made any buy-out payments under the Forbearance Agreement. The Foundation May terminate the Forbearance Agreement, in its sole discretion upon giving written notice the Company of any of the following:

i.	If the Company fails to make a payment under the Forbearance Agreement (including interest) and fails to cure such nonpayment with thirty days after receiving written notice of such non-payment by the Foundation or;
ii.	if the Company is unable to repay its debts, makes a general assignment for the benefit of its creditors, has a petition in bankruptcy or a suit seeking reorganization, liquidation, dissolution, or similar relief filed against or files or permits the filing seeking relief under bankruptcy or;
iii.	the Company is in default in the performance of any of its obligations under the Forbearance Agreement and such default is not cured within thirty days after receiving written notice from the foundation of such default.

The Foundation has not notified the Company that it is default of any of its obligations under the Forbearance agreement.

Effective August 1, 2015, the Company capitalized all outstanding unpaid interest on the outstanding balance. The. For the years ended July 31, 2019 and 2018, the Company recorded interest expense in the amount of $715,275 and $598,247, respectively, in the statements of operations. As of July 31, 2019, and 2018 the Company has recorded accrued interest of $3,055,945and $2,340,670, respectively.

F-10

Related Party

During the year ended July 31, 2018, Generex collected on behalf of the Company, $700,000 in revenue from the non-refundable license fee. (See Note 2) Company did not collect any cash from Generex related to this transaction, accordingly, the Company treated cash it was due from this transaction as distribution to Generex.

Expenses paid by Generex on behalf of the Company have been treated as Capital contributions from Generex as Generex will not be reimbursed by the Company for these expenses. On behalf of the Company Generex paid expenses of $387,330 and $304,017 for the years ended July 31, 2019 and 2018, respectively.

Note 5 - Stockholders’ Deficiency:

Common Stock

On February 21, 2019, the Company issued a 4,000 to 1 stock split, in which all shares outstanding have been presented retrospectively for all periods presented. The Company has 400,000,000 authorized, issued, and outstanding shares of common stock with a $0.001 par value (the “Common Stock”). The holders of Common Stock are entitled to one vote per share of Common Stock held at the time of vote.

 Note 6 – Income Taxes:

The Company has incurred losses since inception, which have generated net operating loss carryforwards. Pre-tax losses were $1,108,016 and $173,225 for the years ended July 31, 2019 and 2018, respectively.

As of July 31, 2019, the Company has net operating loss carryforwards of approximately $35.9 million, available to reduce future federal and state taxable income. The carryforwards may be limited in future years due as a result of ownership changes. The net operating losses of approximately $1.3 million relating to the tax years after July 31, 2017 may be carried forward indefinitely, however, its use is limited to 80% of taxable income. The remaining net operating loss carryforwards prior to the tax years ending July 31, 2018 of approximately $34.6 million can be carried forward for 20 years with its use limited to 100% of taxable income in any given year. Carryforwards for tax years ending prior to July 31, 2018 will begin to expire next year.

Net deferred tax assets approximated the following:

	July 31,
	2019	2018
Net operating loss carryforwards	$9,821,000	$9,643,000
Valuation Allowance	(9,821,000)	(9,643,000)
Net Deferred Tax assets	$—	$—

On December 22, 2017, the Tax Cuts and Jobs Act (“The Act”), was signed into law by President Trump. The Act includes several provisions, including the lowering of the U.S. corporate tax rate from 34 percent to 21 percent, effective January 1, 2018 and the establishment of a territorial-style system for taxing foreign-source income of domestic multinational corporations. The Company remeasured its deferred tax assets and liabilities as of July 31, 2018, applying the reduced corporate income tax rate and recorded a provisional decrease to the deferred tax assets of approximately $4,208,000, with a corresponding adjustment to the valuation allowance. In the fourth quarter of fiscal year ended July 31, 2019, we completed our analysis to determine the effect of the Tax Act and there were no material adjustments as of July 31, 2019. The change in the valuation allowance approximated an increase of $178,000 for the fiscal year ended July 31, 2019.

As of July 31, 2019, and 2018, the Company had no unrecognized tax benefits or accrued interest, or penalties related to uncertain tax positions. Accordingly, the Company has not recognized any adjustment to its financial position, results of operations or cash flows. The Company does not expect that unrecognized tax benefits will increase within the next twelve months. The Company has not recognized any penalties or interest. The Company will recognize interest and penalties related to tax matters within other expense. Generally, tax years 2016 to 2019 remain open to examination by the Internal Revenue Agency or other tax jurisdictions to which the Company is subject.

F-11

A reconciliation of the United States Federal Statutory rate to the Company’s effective tax rate for the years ended July 31, 2019 and 2018 is as follows:

	July 31,
	2019	2018
Benefit at Federal rate	(21.0)%	(26.4)%
State rate, net of Federal	(6.3)	(5.3)
Tax rate change	—	2,429.1
Expiration of NOL	11.3	—
Valuation allowance	16.0	(2,397.4)
Effective tax rate	—%	—%

Note 7–Securities Registration:

The Company intends to file a Registration Statement on Form 10 under the Securities Exchange Act of 1934 (the Exchange Act”). The registration statement registers the Company’s common stock under the Exchange Act.

Note 8 – Subsequent Events:

The Company has evaluated subsequent events occurring after the balance sheet date through the date the audited annual consolidated financial statements were issued.

On March 10, 2020, the Company increased the number of authorized shares from 400,000,000 to 760,000,000, which consists of 750,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 per share.  The preferred stock may be issued in one of more series and may have preferences as to dividends and to liquidation of the Company.

F-12

NUGENEREX IMMUNO-ONCOLOGY, INC.
CONDENSED BALANCE SHEETS

	January 31, 2020	July 31, 2019
	(Unaudited)
ASSETS
Current Assets:
Cash and total current assets	$174	$389

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Accounts payable and accrued expenses	$349,732	$12,528
Payable to foundation for services	1,315,817	1,315,817
Interest payable to foundation	3,464,457	3,055,945
Total Current Liabilities	5,130,006	4,384,290
Commitments and Contingencies	—	—

Stockholders’ Deficiency
Common stock, $0.001 par value, 400,000,000 shares authorized, issued, and outstanding	400,000	400,000
Additional paid-in capital	32,080,686	32,050,986
Accumulated deficit	(37,610,518)	(36,834,887)
Total Stockholders’ Deficiency	(5,129,832)	(4,383,901)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIENCY	$174	$389

The accompanying notes are an integral part of these condensed financial statements

F-13

NUGENEREX IMMUNO-ONCOLOGY, INC.
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended		Six Months Ended
	January 31, 2020	January 31, 2019	January 31, 2020	January 31, 2019
Revenue
Licensing revenue	$—	$—	$—	$—

Operating expenses
Research and development	3,500	342,000	255,265	354,000
General and administrative	80,050	892	111,854	8,968
Total operating expenses	83,550	342,892	367,119	362,968

Operating loss	(83,550)	(342,892)	(367,119)	(362,968)

Other Expense
Interest expense	(208,817)	(174,652)	(408,512)	(341,674)

Net Loss	$(292,367)	$(517,544)	$(775,631)	$(704,642)

Net Loss per Common Share – basic and diluted	$0.00	$0.00	$0.00	$0.00

Shares Used to Compute Net Loss per Share – basic and diluted	400,000,000	400,000,000	400,000,000	400,000,000

The accompanying notes are an integral part of these condensed financial statements

F-14

NUGENEREX IMMUNO-ONCOLOGY, INC.
CONDENSED STATEMENTS OF STOCKHOLDERS’ DEFICIT (Unaudited)

	Common Stock
	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance as of July 31, 2018	400,000.000	$400,000	$31,663,656	$(35,726,871)	$(3,663,215)
Contribution from Generex			18,317		18,317
Net Loss				(187,098)	(187,098)
Balance October 31, 2018	400,000,000	400,000	31,681,973	(35,913,969)	(3,831,996)
Contribution from Generex			342,847		342,847
Net Loss				(517,544)	(517,544)
Balance as of January 31, 2019	400,000,000	$400,000	$32,024,820	$(36,431,513)	$(4,006,693)
Balance as of July 31, 2019	400,000,000	$400,000	$32,050,986	$(36,834,887)	$(4,383,901)
Contributions from Generex	—	—	26,586	—	26,586
Net loss	—	—	—	(483,264)	(483,264)
Balance as of October 31, 2019	400,000,000	400,000	32,077,572	(37,318,151)	(4,840,579)
Contributions from Generex	—	—	3,114	—	3,114
Net loss	—	—	—	(292,367)	(292,367)
Balance as of January 31, 2020	400,000,000	$400,000	$32,080,686	$(37,610,518)	$(5,129,832)

The accompanying notes are an integral part of these condensed financial statements

F-15

NUGENEREX IMMUNO-ONCOLOGY, INC.
CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended,
	January 31, 2020	January 31, 2019

CASH FLOWS FROM OPERATING ACTIVITES:
Net loss	$(775,631)	$(704,642)

Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Interest payable to foundation	408,512	341,675
Accounts payable and accrued expenses	366,904	362,421
Net cash used in operating activities and decrease in cash and cash equivalents	(215)	(546)

Cash, beginning of period	389	1,025
Cash, end of period	$174	$479

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITES:
Expenses paid by parent as non-cash capital contributions	$29,700	$361,164

The accompanying notes are an integral part of these condensed financial statements

F-16

NUGENEREX IMMUNO-ONCOLOGY, INC.

NOTES TO INTERIM FINANCAL INFORMATION

(Unaudited)

Note 1 Going Concern:

Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplates continuation of the Company as a going concern. The Company has experienced recurring net losses and negative cash flows from operations since inception and has both accumulated deficits of approximately $37. 6 and a working capital deficiency of approximately $5.1  million as of January 31, 2020. The Company’s parent, Generex Biotechnology Corporation (“Generex”) has funded substantially all the Company’s underlying working capital deficiencies. The uncertain economic fallout from the COVID -19 pandemic may also adversely affect our operations (See Commitments and Contingencies) These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company will continue to require substantial funds to implement its business plans.  Management’s plans, to meet its operating cash flow requirements, include financing activities such as private placements of its common stock, preferred stock offerings, and issuances of debt and convertible debt instruments. There are no assurances that such additional funding will be achieved and that the Company will succeed in its future operations. Management is also actively pursuing financial and strategic alternatives, including strategic investments and divestitures, industry collaboration activities and strategic partners.

These financial statements do not include any adjustments to the recoverability and classification of recorded assets amounts and classification of liabilities that might be necessary should the Company not be able to continue as a going concern. The Company’s inability to obtain required funding in the near future or its inability to obtain funding on favorable terms will have a material adverse effect on its operations and strategic development plan for future growth. If the Company cannot successfully raise additional capital and implement its strategic development plan, its liquidity, financial condition, and business prospects will be materially and adversely affected, and the Company may have to cease operations.

Note 2 – Summary of Significant Accounting Policies:

Basis of Presentation

The Company’s financial statements have been included in consolidated financial statements of its parent, Generex and the Company has been dependent on Generex to fund its operations. Generex does not have costs centralized or shared services departments serving all its subsidiaries, accordingly, no allocations of centralized or shared service are necessary or included in the financial statements, as they are de-minimis.

The accompanying unaudited condensed financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation have been included.

F-17

The Company’s fiscal year ends on July 31 of each calendar year. Each reference below to a fiscal year refers to the fiscal year ending in the calendar year indicated.

 Operating results for the three and six months ended January 31, 2020 are not necessarily indicative of the results that may be expected for the fiscal year ending July 31, 2020. The balance sheet at January 31, 2020 does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Therefore, these condensed financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto included elsewhere in this registration statement.

Research and Development Costs

Expenditures for research and development are expensed as incurred and include, among other costs, those related to the production of experimental drugs, and amounts incurred for conducting clinical trials. Amounts expected to be received from governments under research and development tax credit arrangements are offset against current research and development expense.

Income Taxes

NGIO is included in the Generex consolidated federal tax return. All tax provisions and the related tax liabilities and assets have been computed using the separate return method, as if the company was the legal taxpayer.

Revenue

The Company expects to generate revenue from licenses to access its intellectual property.

If a license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues attributed to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgement to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. At the inception of each arrangement that contain development milestones, the Company evaluates whether the development milestones included are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not generally considered probable of being achieved until those approvals are received.

New Accounting Standards

The Company has reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effective dates during the periods reported and in future periods. The Company does not believe that any new or modified principles will have a material impact on the Company’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

F-18

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (“ASU 2016-02”). In January 2018, the FASB issued ASU 2018-01, which provides additional implementation guidance on the previously issued ASU 2016-02. Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. The Company is required to adopt ASU 2016-02 for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018. This ASU was effective for us in the first quarter of fiscal 2020 which begins with interim period ending October 31, 2019. Implementation of this guidance did not impact our financial statements

Note 3 - Commitments and Contingencies:

Commitments

On November 29, 2017, the Company entered into a clinical trial agreement (“CTA”) with a shanghai based, contract research organization (“CRO”) for a four-year Phase II study of AE37 for the treatment of metastatic triple negative breast cancer. In accordance with the CTA, the Company agrees to pay the CRO amounts not to exceed $5,747,039, unless approved in writing by both parties, upon completion of certain milestones and achievements over the four-year study

On November 20, 2018, the Company entered into a clinical trial agreement with NSABP Foundation, Inc. (“NSABP”) under which NSABP will conduct clinical research using the Company’s AE37 peptide immunotherapeutic vaccine in combination with pembrolizumab (Ketruda®) for the treatment of metastatic triple negative breast cancer. The company has agreed to pay NSABP an amount not to exceed $2,118,461 based on NSABP achieving various milestones.

The Company recognized $251,459 and $340,000 as research and development related to the clinical trial agreement with NSABP for the six-month periods ended January 31, 2020 and 2019, respectively. For the three-month periods ended January 31,2020 and 2019 the Company recognized $0 and $340,000 of research and development expense related to the NSABP clinical trial agreement, respectively.

Payable to Foundation

On February 1, 2007, the Company entered into a clinical study agreement with the Henry J. Jackson Foundation (the “Foundation” for the clinical research and development of AE37 for the treatment of breast cancer). The Company agreed to pay the foundation total compensation of $2,700,00 payable at various intervals over the term of the agreement.

On September 9, 2013, the Company entered into a forbearance agreement (the “Forbearance Agreement”) with the Foundation and under which the Company n acknowledged that they were in arrears on its payment and interest obligations to the Foundation in the amount of $1,315,817. Pursuant to the Forbearance Agreement, the Company and the Foundation agreed that in exchange for deferring the overdue payments the Company would among other matters, pay the foundation (i) the final $200,000 upon completion of the study and acceptance of all study documents, 274 (ii) for a royalty of 5% of net third party sales and (iii) the original forbearance amount will continue to bear interest at 1.5% per month, compounded. The Foundation may terminate the Forbearance Agreement by providing the Company written notice should the Company, among other matters, fail to make payments due under the Forbearance Agreement. The foundation has not provided the study documents to the Company.

As of January 31, 2020, and July 31, 2020, the Company’s payable to the foundation for services was $1,315,817. Interest payable to the Foundation was $3,464,457 and $3,055,945 as of January 31, 2020 and July 31, 2019, respectively. Interest accrued related to the payable to the foundation was $208,817 and $174,652, respectively for the three months ended January 31, 2020 and 2019; and $408,512 and $341,674, respectively, for the six months ended January 31, 2020 and 2019, respectively.

F-19

Related Party

Expenses paid by Generex on behalf of the Company have been treated as Capital contributions from Generex as Generex will not be reimbursed by the Company for these expenses. For the six-month periods ended January 31, 2020 and 2019, Generex paid expenses of $29,700 and $361,164, respectively.

COVID-19

The ongoing coronavirus outbreak which began in China at the beginning of 2020 has impacted various businesses throughout the world, including travel restrictions and the extended shutdown of certain businesses in impacted geographic regions. If the coronavirus outbreak situation should continue to worsen, we may experience disruptions to our business including, but not limited disruptions of our ongoing clinical trials and the operations of our partners.

The extent to which the coronavirus impacts our operations or those of our third-party partners will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. Any such disruptions or losses we incur could have a material adverse effect on our financial results and our ability to conduct business as expected.

Note 4 - Stockholders’ Deficiency:

Common Stock

On February 21, 2019, the Company issued a 4,000 to 1 stock split, in which all shares outstanding have been presented retrospectively for all periods presented. The Company has 400,000,000 authorized, issued, and outstanding shares of common stock with a $0.001 par value (the “Common Stock”). The holders of Common Stock are entitled to one vote per share of Common Stock held at the time of vote.

Note 5–Income taxes:

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on net deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. At January 31,2020, the Company had a full valuation allowance against its deferred tax assets, accordingly the Company did not recognize an income tax benefit for losses incurred during the three and six-month periods ended January 31, 2020.

F-20